UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 19, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

GrafTech Holdings Inc.

File No. 333-167446 - CF#25316
_____

GrafTech Holdings Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an exhibit to a Form S-4 registration statement filed on June 10, 2010, as amended.

Based on representations by GrafTech Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.25.0   through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel